Att
3/14/2004

04003030

SECURI1 MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fordham Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
FEB 27 2004
616

14 Wall Street 18th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Adams 212-732-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaynes, Paul R.
(Name – *if individual, state last, first, middle name*)

54 Sunnyside Blvd.	Plainview	NY	11803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Baquet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fordham Financial Management Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXX cash flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

FORDHAM FINANCIAL MANAGEMENT, INC.

DECEMBER 31, 2003

INDEX TO THE FINANCIAL STATEMENTS

OF

FORDHAM FINANCIAL MANAGEMENT, INC.

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

I have audited the accompanying statement of income of Fordham Financial Management, Inc. as of December 31, 2003, the related statements of income, statement of cash flows, statement of changes in stockholders' equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fordham Financial Management, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul Gaynes

PAUL GAYNES, CPA

Plainview, NY
February 11, 2004

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Exhibit A

ASSETS

CURRENT ASSETS		
Cash	$ 247,112	
Due from clearing broker	657,313	
Deposit with clearing broker	100,000	
Securities – Long Market Value	832,902	
Total Current Assets		$1,837,327
FIXED ASSETS		
Furniture & equipment	$ 164,567	
Less: Accumulated depreciation	155,640	
Net Fixed Assets		$ 8,927
OTHER ASSETS		
Reserve collection account	$ 13,066	
Advances to registered representatives & employees	674,367	
Security deposits	93,833	
Prepaid expenses & taxes	44	
Receivable from parent company	1,200	
Total Other Assets		782,510
TOTAL ASSETS		$2,628,764

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$ 98,456	
Commissions payable	219,187	
TOTAL LIABILITIES		$ 317,643
STOCKHOLDERS' EQUITY		
Common stock		
Authorized 50,000 No Par Value		
Issued & outstanding 15,000 shares	$ 15,000	
Paid in capital	2,773,537	
Retained earnings (deficit)	(477,416)	
Total Stockholders' Equity		2,311,121
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$2,628,764

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Exhibit B

REVENUES		$5,680,819
OPERATING EXPENSES		
Salaries	$ 730,289	
Commissions	2,289,962	
Rent	311,809	
Clearing costs	366,749	
Payroll taxes	171,846	
Professional fees & consulting	24,329	
Insurance	127,877	
Office supplies & expenses	61,190	
Telephone	162,755	
Registration & fees	79,344	
Equipment & information	177,186	
Messenger & delivery	40,619	
Taxes based on income	1,497	
Selling expenses	171,093	
Interest Expenses	71,704	
Total Expenses		4,788,249
NET LOSS		$ 892,570

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Exhibit C

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit		$ 892,570
Adjustments to reconcile net income to net cash		
Increase in receivable from brokers	$ (440,906)	
Depreciation	8,786	
Increase in payables	223,425	
Increase in securities owned	(747,546)	
Decrease in advances to registered representatives	105,313	
Increase in reserve collection account	(12,373)	
Total Adjustments		(863,301)
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 29,269
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional pay in capital		149,900
CASH APPLIED TO INVESTING ACTIVITIES		
Purchase of furniture & equipment		(3,504)
NET INCREASE IN CASH & CASH EQUIVALENTS		175,665
CASH & CASH EQUIVALENTS – JANUARY 1, 2003		71,447
CASH & CASH EQUIVALENTS – DECEMBER 31, 2003		$ 247,112

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Exhibit D

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	STOCKHOLDERS' EQUITY
BALANCES				
January 1, 2003	$ 15,000	$2,623,637	$(1,369,987)	$ 1,268,650
Additional capital paid in		149,900		149,900
Profit – 2003	0	0	892,571	892,571
BALANCES –				
DECEMBER 31, 2003	$ 15,000	$2,773,537	$ (477,416)	$2,311,121

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2003

Schedule 1

CREDIT FACTORS		
Common Stock		$ 15,000
Paid in capital		2,773,537
Retained earnings		(477,416)
Total Credit Factors		$2,311,121
DEDUCTIONS		
Non allowable assets		791,437
NET CAPITAL – BEFORE HAIRCUTS		$1,519,684
HAIRCUTS		
Other Securities	$431,272	
Undue Concentration	22,406	453,678
NET CAPITAL		$1,066,006
Less: Capital requirements, greater of minimum Dollar of 6 2/3% or aggregate indebtedness		100,000
NET CAPITAL IN EXCESS OF REQUIREMENTS		$ 966,006

Capital Ratio: (Maximum allowance of 1500%)

Aggregate indebtedness	317,643
Divided by: Net Capital	1,066,006 = 29.3%

AGGREGATE INDEBTEDNESS	
Accrued expenses & taxes payable	$ 317,643
6 2/3% of Aggregate Indebtedness	$ 21,186

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2003

Schedule 2

Net capital per Focus Report X-17A-5	$ 1,070,369
Adjustments – Additional Accrual	4,363
NET CAPITAL PER AUDIT REPORT	$ 1,066,006

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Fordham Financial Management, Inc. is a Colorado corporation formed, in September 1987 for the purpose of conducting business as a broker dealer in securities. In December, 1995, the company was sold and moved its operations to New York State.

NOTE 2 – INCOME TAXES

No provision has been made for income taxes, other than minimal state filing fees.

NOTE 3 – LEASE COMMITMENT

The company moved to 14 Wall Street, New York City on February 3, 2000. The lease obligation at that premises is:

2004	283,798
2005	283,798
2006	283,798
2007	47,300

The lease expires February 28, 2007

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

Gentlemen

In planning and performing my audit of the financial statements of Fordham Financial Management, Inc. for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fordham Financial Management, Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii) and the reserve required by rule 15-c(e);(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

Further, that no material differences existed between my computations and of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part II filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchanges Act of 1934 and should not be used for any other purpose.

Very truly yours,

Paul Gaynes

PAUL GAYNES, CPA

Plainview, New York
February 11, 2004